UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco”) informs that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investment in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A., member of the Bradesco Seguros Group, entered into an Investment Agreement on this date with Hospital Mater Dei S.A. (“Mater Dei”) for the development and operation of a new general hospital in the neighborhood of Santana, in the North Zone of the city of São Paulo.

Atlântica will have 51% of the company to be incorporated ("SPE"), and Mater Dei, which will be responsible for the medical and administrative management of the hospital, will have a 49% stake. The hospital will be built on a property owned by a company in the Bradesco Organization, which will be responsible for the project and for leasing the building to the SPE in the built-to-suit model.

Mater Dei is an integrated network for the provision of hospital services, and is one of the largest in Minas Gerais in terms of number of private beds, while also operating in the states of Bahia, Pará and Goiás.

The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain through partnerships with established players in hospital operations.

The conclusion of the transaction is subject to the fulfillment of certain suspensive conditions that are customary in transactions of this nature, including any required regulatory approvals.

Cidade de Deus, Osasco, SP, December 21, 2023.

Carlos Wagner Firetti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.